Filed by AXIS Capital Holdings Limited
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: PartnerRe Ltd.
Commission File No.: 001-14536

RPT-PartnerRe and Axis launch deal charm offensive <AXS.N> <EXOR.MI> <PRE.N>

Reuters News

By Mike Stone

6:00 AM Eastern Daylight Time Jun 01, 2015

(Repeats item issued earlier with no change to text)

June 1 (Reuters) - Bermuda-based reinsurers PartnerRe Ltd <PRE.N> and Axis Capital Holdings Ltd <AXS.N> are embarking on a public campaign this week to convince shareholders of the merits of their $13 billion merger, with their top executives leading the charge.

Exor SpA <EXOR.MI>, the investment vehicle of Italy’s Agnelli family, has attempted to derail the merger of the two companies by offering $6.8 billion for PartnerRe. However, PartnerRe still maintains that Axis’ offer is superior.

PartnerRe and Axis have now decided to ask their respective shareholders to vote on the deal on July 24, according to people familiar with the matter who asked not to be identified because this information has not yet been released to the public.

“Now we are moving forward because the Exor offer is unacceptable by any metric. So on that basis we have no hesitation,” PartnerRe Chairman Jean-Paul Montupet said in an interview.

Exor Chief Executive John Elkann hosted a conference call on Friday and said his firm would not raise its offer, but added that it was willing to negotiate with PartnerRe if the latter’s board declared Exor’s bid reasonably likely to be a superior proposal to that of Axis.

Axis and PartnerRe agreed in January to merge to create one of the world’s largest reinsurers, responding to intensifying pressure in the industry to consolidate. [see story]

Axis’ stock offer for PartnerRe, currently worth $131.50 per share, including a special cash dividend of $11.50 per share, is below that of Exor, which is for $137.50 per share all in cash.

Nevertheless, sources close to Axis have previously said that an all-share deal makes more sense if one believes that this is a bad time in the industry’s cycle to cash out.

Reinsurers, who help insurers pay large damage claims in exchange for part of the profit, are currently being squeezed by price competition and weak demand from insurers.

Axis and PartnerRe will argue that the actual economic book value of PartnerRe is between $143 and $151 per share when PartnerRe’s reserves are added to the estimated book value of the company at the end of the year, when it is expected to close.

“The merger with Axis is tremendously compelling and delivers significant value to our shareholders, as well as substantial value to brokers and customers. It is a tax-free, highly unique opportunity that allows for continuity and great upside for our investors,” Montupet said.

The debate on a cash offer versus a 90 percent stock offer with a cash dividend has divided shareholders. Proxy advisory firms ISS and Glass Lewis have yet to weigh in with their recommendations on the transaction.

Exor has said that it will keep its fully financed offer on the table until after the PartnerRe shareholder vote. If PartnerRe shareholders do not vote for the Axis deal, PartnerRe’s board would be free to adopt the $137.50 per share offer to make way for a friendly deal.

Exor has become PartnerRe’s largest shareholder after acquiring a stake of 9.9 percent in the common equity, a move the reinsurer said was a “coercive attempt to further its opportunistic acquisition at the expense of PartnerRe’s long-term shareholders”.

But PartnerRe’s shareholder base includes preferred shares, which comprise 40 percent of the shareholder voting base. The preferred shareholders will roll over their stakes should PartnerRe be sold.

Axis hopes PartnerRe preferred shareholders will favor its deal because they argue that Exor would borrow too much money to purchase PartnerRe, with the debt burden weighing on the value of the shares.

“We are highly confident that given the strategic benefits of our merger, expense synergies, and capital efficiencies, we will achieve a 12 percent-plus return on equity (ROE) in 2017 without making any heroic assumptions,” Albert Benchimol Axis’s CEO said in an interview. Most reinsurers achieve high single digit ROE.

An Exor spokesman did not respond to a request for comment.

Important Information For Investors And Shareholders

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between PartnerRe Ltd. (“PartnerRe”) and AXIS Capital Holdings Limited (“AXIS”). In connection with this proposed business combination, PartnerRe and AXIS have filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), and a definitive joint proxy statement/prospectus of PartnerRe and AXIS and other documents related to the proposed transaction. This communication is not a substitute for any such documents. The registration statement was declared effective by the SEC on June 1, 2015. INVESTORS AND SECURITY HOLDERS OF PARTNERRE AND AXIS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT HAVE BEEN OR MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY

CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Definitive proxy statement(s) will be mailed to shareholders of PartnerRe and/or AXIS, as applicable. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by PartnerRe and/or AXIS through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by PartnerRe are available free of charge on PartnerRe’s internet website at http://www.partnerre.com or by contacting PartnerRe’s Investor Relations Director by email at robin.sidders@partnerre.com or by phone at 1-441-294-5216. Copies of the documents filed with the SEC by AXIS are available free of charge on AXIS’ internet website at http://www.axiscapital.com or by contacting AXIS’ Investor Relations Contact by email at linda.ventresca@axiscapital.com or by phone at 1-441-405-2727.

Participants in Solicitation

PartnerRe, AXIS, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of PartnerRe is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 1, 2014, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, which was filed with the SEC on May 4, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on January 29, 2015, May 16, 2014 and March 27, 2014. Information about the directors and executive officers of AXIS is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 23, 2015, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 28, 2014, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, which was filed with the SEC on May 4, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on March 11, 2015, January 29, 2015, August 7, 2014, June 26, 2014, March 27, 2014 and February 26, 2014.

These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC.

Forward Looking Statements

Certain statements in this communication regarding the proposed transaction between PartnerRe and AXIS are “forward-looking” statements. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “illustrative,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely” “plan,” “positioned,” “strategy,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements. These forward-looking statements, which are subject to risks, uncertainties and assumptions about PartnerRe and AXIS, may include projections of their respective future financial performance, their respective anticipated growth strategies and anticipated trends in their respective businesses. These statements are only predictions based on current expectations and projections about future events. There are important factors that could cause actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including the risk factors set forth in PartnerRe’s and AXIS’ most recent reports on Form 10-K, Form 10-Q and other documents on file with the SEC and the factors given below:

•	the failure to obtain the approval of shareholders of PartnerRe or AXIS in connection with the proposed transaction;

•	the failure to consummate or delay in consummating the proposed transaction for other reasons;

•	the timing to consummate the proposed transaction;

•	the risk that a condition to closing of the proposed transaction may not be satisfied;

•	the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated;

•	AXIS’ or PartnerRe’s ability to achieve the synergies and value creation contemplated by the proposed transaction;

•	the ability of either PartnerRe or AXIS to effectively integrate their businesses; and

•	the diversion of management time on transaction-related issues.

PartnerRe’s forward-looking statements are based on assumptions that PartnerRe believes to be reasonable but that may not prove to be accurate. AXIS’ forward-looking statements are based on assumptions that AXIS believes to be reasonable but that may not prove to be accurate. Neither PartnerRe nor AXIS can guarantee future results, level of activity, performance or achievements. Moreover, neither PartnerRe nor AXIS assumes responsibility for the accuracy and completeness of any of these forward-looking statements. PartnerRe and AXIS assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as may be required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

4